VIA EDGAR CORRESPONDENCE

June 12, 2017

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4546
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-16095

Dear Mr. Rosenberg:

We are in receipt of the letter from the Securities and Exchange Commission to Aetna Inc. (“Aetna”) dated May 19, 2017, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). With respect to the Staff’s comments, enclosed herewith please find Aetna’s response. For ease of reference, the Staff’s comments have been reprinted in the enclosure to this letter immediately prior to our response thereto.

Please call Sharon Virag at 860-273-7231 if you or other members of the Staff have questions regarding our response.

Very truly yours,

AETNA INC.

By:	/s/ Sharon A. Virag
Name:	Sharon A. Virag
Title:	Vice President, Controller and
Chief Accounting Officer

Enclosure - Response to the Staff’s comments to Aetna contained in a letter dated May 19, 2017
Staff comment reprinted in Italic Text - Aetna response follows

Notes to Consolidated Financial Statements
7. Health Care and Other Insurance Liabilities
Health Care Costs Payable, page 115

1.
You disclose herein that your estimates of prior years’ health care costs payable decreased because claims were settled for amounts less than originally estimated, primarily due to lower health care cost trends as well as the actual claim submission time being faster than you assumed in establishing your health care costs payable in the prior year. Please provide us an analysis of the $764 million and $841 million favorable development for 2016 and 2015, respectively, as shown in the table presenting the components of the change in health care costs payable. In addition, provide us a similar analysis related to the $614 million development for the three months ended March 31, 2017 as shown in Note 6 to your condensed notes to consolidated financial statements included in your Form 10-Q for the quarterly period then ended. In your analyses, provide a break-down of development by product, customer, insured and any other category you believe appropriate. In this regard, you present products on page 6, customers (i.e. commercial versus government businesses) on page 51 and insureds (i.e. medical commercial, medical Medicare/Medicaid, and dental) on page 53. In your analyses, also demonstrate how trends in lower health care cost and actual claim submission time being faster held true as an explanation of the development for each of the periods, and explain to us how faster submission time contributes to the favorable development.

Our Response:
Background:
Health care costs payable consist principally of unpaid medical, dental and pharmacy claims, capitation costs1 and other amounts due to health care providers pursuant to risk-sharing arrangements related to our Health Care segment’s insured products. There is a lag between when our members visit providers and when we receive and pay the resulting claims. As a result, unpaid health care claims include our estimate of payments we will make for (i) services rendered to our members but not yet reported to us and (ii) claims reported to us but not yet paid, each as of the financial statement date (collectively, “IBNR”) in our Health Care segment.

As discussed in Note 2 on pages 92-93 of our 2016 Annual Report on Form 10-K (our “2016 Annual Report”), we develop our IBNR estimates using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, assumed and historical medical cost trends, historical utilization of medical services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate (the year-over-year change in per member per month health care costs) to be the most critical assumptions because these two factors historically have demonstrated the highest correlation to actual health care claim payments across all our insured products. Nonetheless, due to the lag between when our members visit a provider and when the resulting claim is submitted to us, for each reporting period we use an extensive degree of judgment in the process of estimating our health care costs payable, and considerable variability and uncertainty is inherent in such estimates, particularly with respect to claims with claim incurred dates of three months or less before the financial statement date. The disclosure on page 93 of our 2016 Annual Report discusses in detail the key considerations in our analysis of both historical claim
1 Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the volume of medical services provided to the member.

payment patterns and health care cost trend, and also describes how our estimates of health care costs payable are highly sensitive to changes in the related assumptions.

Driver - Claim Payment Patterns:

We analyze historical and projected claim payment patterns to estimate the percentage of claims incurred for a given month that have been received and paid (i.e., that are “complete”). Our estimated “completion factors” reflect judgments and possible adjustments based on data such as claim inventory levels and claim submission and processing patterns. To a lesser extent, our estimated completion factors also are affected by other factors such as changes in health care cost trend rates, changes in membership and changes in product mix. For each reporting period, we consider the most recent pattern of changes in our completion factors when determining the completion factors used in our estimates of IBNR at the applicable financial statement date.

Consider this illustrative highly simplified example: suppose during a period we receive and pay claims with an aggregate value of $75 for medical services rendered to our members during that period. If historical claim payment patterns indicated that approximately 85% of all claims incurred during such a period are received and paid by the end of the period and we were to consider only historical claim payment patterns and ignore all other factors used to estimate IBNR, one might estimate that the IBNR as of the end of such period was $13 (i.e., $75 / 85% = $88 total claims cost (estimated). $88 - $75 paid claims to date = $13 IBNR).

However, the more time that has passed since the end of a period, the greater the percentage of all claims incurred during such period will have been reported and paid, resulting in higher completion factors. As more data becomes available, we have a greater ability to assess how our initial estimates compare to actual experience, which we then use to update our initial estimates. To continue with our illustrative highly simplified example (and ignoring the impact of all factors other than historical claim payment patterns), if claims were submitted and processed during the period faster than we had originally estimated based on historical claim payment patterns, then the $75 in claims received and paid as of the end of the period would have represented a greater than originally estimated percentage of all claims incurred during the period. This would lead us to lower our estimates of the aggregate value of all incurred claims attributable to such period and therefore report favorable development of our estimate of prior periods’ health care costs payable.2 If in this instance based on updated information available at the end of a subsequent period we estimate that the $75 represented 90% of all claims incurred during the period, then our updated estimate of the total cost of all claims incurred during the period would be only $83, a reduction (or favorable development) of $5 compared to the initial estimate.

Approximately 95 percent of all fee-for-service health care claims are paid within six months of the date of service ("DOS"), but it can take up to 48 months or longer after the DOS before all of the claims are completely resolved and paid. The majority of pharmacy, capitation and other non-fee-for-service claims are paid within one month of the DOS.

2 Similarly, if in a subsequent period we estimate that claims were submitted and processed during the period slower than we had originally estimated, then (if we ignore the impact of all factors other than historical claim payment patterns) at the end of the subsequent period we would increase our estimates of the aggregate value of all incurred claims attributable to such period and report unfavorable development of our estimate of prior periods’ health care costs payable.

Driver - Health Care Cost Trend:

Historical claim payment patterns are not the only factors we consider when estimating IBNR. The second critical factor is the assumed health care cost trend rate, which is affected by (i) changes in per member utilization of medical services as well as (ii) changes in the unit cost of such services. As disclosed in Note 2 on page 93 of our 2016 Annual Report:

Many factors influence the health care cost trend rate, including our ability to manage health care costs through product design, negotiation of favorable provider contracts and medical management programs, as well as the mix of our business. The health status of our members, aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs (including specialty pharmacy drugs), direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, claim intensity, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and our health care cost trend rate.

We use completion factors predominantly to estimate reserves for claims with claim incurred dates greater than three months prior to the financial statement date. We use a combination of historically-derived completion factors and the assumed health care cost trend rate to estimate the ultimate cost of claims incurred within three months prior to the financial statement date because these claims are less mature. We apply our actuarial judgment and place a greater emphasis on the assumed health care cost trend rate for the most recent claim incurred dates as these months may be influenced by seasonal patterns and changes in membership and product mix.

Ultimately, our IBNR estimates are not influenced only by claim payment patterns and the health care cost trend rate, but by, among other things, historical utilization of medical services, claim inventory levels, changes in membership and product mix and seasonality. Further, our IBNR estimates are not the result of a strictly mathematical calculation based upon various numerical inputs. They are developed using actuarial principles and assumptions that include an extensive degree of judgment.

Quantification of Drivers:

As disclosed in our 2016 Annual Report and our Form 10-Q for the three months ended March 31, 2017 (our "2017 Quarterly Report"), our estimates of prior years’ health care costs payable decreased because claims were settled for amounts less than originally estimated (i.e., the amount of claims incurred was lower than we originally estimated). This was primarily due to lower health care cost trends as well as the actual claim submission time being faster than we originally assumed (i.e., our completion factors were higher than we assumed) in estimating our health care costs payable at the end of the prior year. The table below quantifies the break-down of the reduction in health care costs payable due to:

(millions)	FY 2015	FY 2016	YTD at Q1 2017
Completion factors higher than previously estimated	$282	$230	$135
Health care cost trends lower than previously estimated	559	534	479
Total favorable development	$841	$764	$614

In Critical Accounting Estimates on page 61 of our 2016 Annual Report, we provided the information in the table above for full years 2016 and 2015 and provided the following description of our methodology and the sensitivities of our estimates of health care costs payable to changes in our estimates of these factors:

During 2016 and 2015 we observed an increase in our completion factors relative to those assumed at the prior year end. After considering the claims paid in 2016 and 2015 with dates of service prior to the fourth quarter of the previous year, we observed the assumed incurred claims weighted average completion factors were 28 and 35 basis points higher, respectively, than previously estimated, resulting in a reduction of $230 million and $282 million in 2016 and in 2015, respectively, in health care costs payable that related to the prior year. We have considered the pattern of changes in our completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2016. However, based on our historical claim experience, it is reasonably possible that our estimated weighted average completion factor may vary by plus or minus 18 basis points from our assumed rates, which could impact health care costs payable by approximately plus or minus $212 million pretax.

Also during 2016 and 2015, we observed that our health care costs for claims with claim incurred dates of three months or less before the financial statement date were lower than previously estimated. Specifically, after considering the claims paid in 2016 and 2015 with claim incurred dates for the fourth quarter of the previous year, we observed health care costs that were 6.5% lower for each fourth quarter than previously estimated, resulting in a reduction of $534 million in 2016 and $559 million in 2015 in health care costs payable that related to the prior year.

We will continue to provide similar disclosure describing the 2017 development of our estimates of prior years’ health care costs payable in our 2017 Annual Report on Form 10-K.

Development Summary:
IBNR reserves are established for our Commercial, Medicare and Medicaid insured product offerings.3 Within each insured product offering, reserves are established at a detailed level by claims processing platform, plan offering (e.g., Health Maintenance Organization, Preferred Provider Organization), location and customer group type and/or size. Our consolidated IBNR reserves represent the aggregation of thousands of individual data points and estimates across each of these data intersections.

For the reasons set forth in our response to question 2 below, we believe that the appropriate disclosure of changes in our estimates of health care costs payable is at the total Health Care level. However, for additional context, the table below breaks out by insured product / customer the $764 million and $841 million favorable development of our estimates of prior years’ health care costs payable for the full years 2016 and 2015, respectively, included in Note 7 of our 2016 Annual Report, as well as the $614 million favorable development of our estimates of prior years’ health care costs payable for the three months ended March 31, 2017 included in Note 6 of our 2017 Quarterly Report.

3 Development of our estimates of prior period health care costs payable only occurs on our insured products. There is no IBNR associated with our administrative services contract products.

(millions)	Favorable Development by Insured Product / Customer [4]
	FY 2015	FY 2016	YTD at Q1 2017
Commercial[5]	$417	$406	$317
Medicare	167	109	170
Medicaid	257	249	127
Total Health Care	$841	$764	$614

As noted previously, approximately 95 percent of all fee-for-service health care claims are paid within six months of the DOS. The substantial majority of the development in our estimates of health care costs payable for a calendar year occurs during the first quarter of the following year, with substantially all of such development occurring by the end of the second quarter of the following year.

2.
Please provide us analyses demonstrating why further disaggregation of the information included herein and, as applicable, in Note 6 of your condensed notes to consolidated financial statements included in your Form 10-Q for the quarterly period ended March 31, 2017 about incurred and cumulative paid health care claims development, net of reinsurance as of the latest annual balance sheet date, the total IBNR liabilities plus expected development on reported claims as of the latest annual and interim balance sheet dates, and the table presenting the components of the change in health care costs payable is not required pursuant to ASC 944-40-50-4A and 50-4H. Refer to the preceding comment and address disaggregation by product, customer, insured and any other category you believe appropriate.

Our Response:
Overview:
When assessing the appropriate level of disaggregation of information included in Note 7 of our 2016 Annual Report and Note 6 of our 2017 Quarterly Report, we considered the relevant guidance included in Accounting Standard Codification (“ASC”) 944. Based on our analysis, we concluded the appropriate level of disaggregation was the reportable segment level. Accordingly, our disclosures were disaggregated to disclose health care costs payable for our Health Care segment and unpaid claims liability for our Group Insurance segment. There is an immaterial amount of short duration insurance liabilities related to our Large Case Pensions reportable segment.

The following is a summary of our analysis related to the most relevant points included in the guidance as it relates to the level of disaggregation of information about our estimates of health care costs payable.

__________________________
4 The reduction in health care costs payable presented in this table relates to prior years' development only. For example, the FY 2015 reduction reflects favorable development during 2015 of our December 31, 2014 estimate of health care costs related to DOS of December 31, 2014 or prior.
5 Commercial insured products include both medical and dental products. The development of prior years’ dental insured product health care cost estimates was immaterial (less than 3 percent of total development of Commercial insured product health care cost estimates) for each of the periods presented in this table.

Characteristics of Claims:
In providing disclosure that included useful information without including insignificant detail, we considered the guidance in ASC 944-40-55 9A and 9C. Specifically, we compared the underlying characteristics of medical claims by our insured members that affect the amount, timing and uncertainty of cash flows arising from our health care insurance contracts associated with our estimates of health care costs payable as follows:

•
Claims in our insured health business all relate to the same type of coverage and are uniform in nature. Each claim, regardless of product, represents an incurred health care cost with a provider for one of our insured members.

•	The reserving methodology, models, critical assumptions and data used in developing our estimates of health care costs payable are consistent across our insured health care products.

•	Our ability to analyze changes in medical cost trends is generally consistent across our insured health care products.

•
Fee-for-service claims represent approximately 85 percent of our total health care costs payable estimates in any period. Fee-for-service completion factors (i.e., claim submission and processing patterns) are consistent from year to year and are generally consistent across our insured health care products. The table below demonstrates the consistency of these completion factors in each of our insured health care products.

Portion of Fee-for-Service Claims Paid Within:[6]
	6 Months of DOS		12 Months of DOS
	Current Year	Prior Year	Current Year	Prior Year
Commercial	95.5%	96.0%	99.1%	99.3%
Medicare	97.5%	97.9%	99.7%	99.9%
Medicaid	92.6%	93.3%	97.5%	98.3%
Total	95.7%	96.2%	99.0%	99.4%

•
As a result of the stability of our completion factors over time, the limited differences in such factors across our insured health care products do not lead to material differences in the accuracy of our estimates of health care costs payable across those products. We believe that the high and stable completion factors in the table above make them a reliable and accurate element of our process for estimating health care costs payable, thereby limiting the uncertainty of the amount and timing of cash flows from our health care insurance contracts associated with our estimates of health care costs payable.

•
Non-fee-for-service claims represent approximately 15% of our total health care costs payable estimates in any period. The majority of pharmacy, capitation and other non-fee-for-service claims are paid within one month of the DOS.

•	As a result of the claim payment patterns discussed above, the majority of all health care claims are incurred and paid within each financial statement period.
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6 Current year and prior year fee-for-service completion factors in this table are based on the twelve month rolling average of health care claim payments from April 1, 2016 to March 31, 2017 and April 1, 2015 to March 31, 2016, respectively. Data for previous periods are consistent with the respective percentages in this table.

•	Claim characteristics are typically consistent across locations and among different insured health care product offerings within each location.

•
The types of providers rendering health care services to our members, the types of health care services provided to our members and the methods of submitting claims to us also are generally consistent across our insured health care products.

As described in our response to Question 1 above, within each insured product offering, reserves are calculated at a detailed level by claims processing platform, plan offering (e.g., Health Maintenance Organization, Preferred Provider Organization), location and customer group type and/or size. Our consolidated IBNR reserves represent the aggregation of thousands of individual data points and estimates across each of these data intersections.

Based on our analysis, we concluded that:

•
The different insured products within our Health Care segment have similar characteristics (i.e., type of coverage, reserving methodologies/critical assumptions, ability to analyze changes in medical cost trends and completion factors) with respect to the amount, timing and uncertainty of cash flows arising from our health insurance contracts associated with our estimates of health care costs payable.

•
Location, customer group type and customer size do not materially affect the amount, timing and uncertainty of cash flows arising from our health insurance contracts associated with our estimates of health care costs payable.

•
Further disaggregation of information about our health care costs payable below the segment level would not provide incremental useful information to the users of Aetna’s financial statements regarding the amount, timing and uncertainty of cash flows arising from our health insurance contracts associated with our estimates of health care costs payable or otherwise highlight trends that are not included in our segment-level disclosures and thus risks both (i) obscuring useful information by providing insignificant detail and (ii) attributing undue significance to the disaggregated information.

Consistent Presentation with Other Disclosures Presented Outside of Our Financial Statements:
In determining the appropriate level of disaggregation of information about our health care costs payable estimates in our financial statement disclosures, we also considered other information that we produce, both internally utilized and externally disclosed to Aetna's financial statement users (including rating agencies, investors and analysts), in accordance with ASC 944-40-55 9B. Internally, we estimate our reserves at various levels of detail, including to support subsidiary state financial reporting, and consider numerous data points and intersections. The presentation of information about our health care costs payable at the segment level is consistent with other disclosures we make outside our financial statements. For purposes of external presentation (including to investors, analysts and rating agencies), based on the similar characteristics of our insured health care products discussed above, we concluded that further disaggregation beyond the total health care level would not be useful and would risk obscuring useful information by providing insignificant detail and attributing undue significance to the disaggregated information.

Conclusion:

For the reasons set forth above, we believe that the information about our estimates of health care costs payable included in Note 7 of our 2016 Annual Report and Note 6 of our 2017 Quarterly Report is appropriately presented at the reportable segment level and that further disaggregation would not provide incrementally useful information to the users of Aetna's financial statements.